Exhibit F

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

83 Investment Group Income Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 - Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$8,657,649(1)	0.00015310(2)	$1,325.49
Fees Previously Paid	—		—
Total Transaction Valuation	$8,657,649(1)
Total Fees Due for Filing			$1,325.49
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$1,325.49

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price for shares of beneficial interest.

(2)	Calculated at $153.10 per $1,000,000 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2025.

Table 2 - Fee Offset Claims and Sources

Not applicable.

F-1